Exhibit 21.1

LINEAR TECHNOLOGY CORPORATION

LIST OF SUBSIDIARIES

1.	Linear Technology (U.K.) Limited

2.	Linear Technology KK (Japan)

3.	Linear Technology GmbH (Germany)

4.	Linear Technology S.A.R.L. (France)

5.	Linear Technology PTE LTD (Singapore)

6.	Linear Technology Taiwan Corporation

7.	Linear Technology Korea Co. LTD

8.	Linear Semiconductor Sdn Bhd (Malaysia)

9.	Linear Technology A.B. (Sweden)

10.	Linear Technology Corporation Limited (Hong Kong)

11.	Linear Technology (Italy) S.r.l.

12.	Linear Technology GK (Japan)

13.	Linear Technology Canada Corp.

14.	Linear Technology (Hangzhou) Analog IC Design LTD (China)

15.	Linear Technology Semiconductor India PTE LTD

16.	Dust Networks, Inc.